Exhibit 99.2

Updated NI43-101 Technical Report on the Lomero-Poyatos Mine
21st May 2012

CERTIFICATE AND CONSENT

To Accompany the Report Entitled “Updated NI 43-101 Report on the Lomero-Poyatos Au-Cu-Pb-Zn Mine, in Andalusia, Spain”, dated 21st May 2012.

I, Richard James Fletcher, am a Senior Associate with the firm of Behre Dolbear International Limited with an office at: 3rd Floor, International House, Dover Place, Ashford, Kent, TN23 1HU, and do hereby certify that:-

1. I am a graduate of the University of Leicester with a Bachelor of Science honours degree in Geology and also have an MSc. in Exploration Geology from the University of North Queensland, Australia. I have practiced my profession continuously since 1966 and have more than 40 years experience of exploration and mining of gold, copper, lead and zinc deposits.

2. I am a Fellow in good standing of the Australasian Institute of Mining and Metallurgy and a Chartered Geologist, and a Member in good standing of the Institute of Materials, Minerals and Mining and a Chartered Engineer.

3. As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all the scientific and technical information required to be disclosed to make this technical report not misleading.

4. I am a “qualified person” for the purposes of National Instrument 43-101 and am independent of Corporacion Recursos Iberia SL and Petaquilla Minerals Limited as defined in Section 1.5 of National Instrument 43-101 and I have not had any prior involvement with the property that is the subject of this report, nor have I received, nor do I expect to receive, any interest, directly or indirectly, in any of the property or securities of Corporacion Recursos Iberia SL or of Petaquilla Minerals Limited.

5. I have made a visit to the Lomero-Poyatos Mine area for one day in January 2011 and I have also reviewed technical data made available by Corporacion Recursos Iberia SL and I am responsible for all sections of this report.

6. I have read National Instrument 43-101 and Form 43-101F1 and this technical report has been prepared in compliance with National Instrument 43-101and Form 43-101F1.

7. I hereby consent to use of this report and my name in the preparation of a written disclosure for submission to any Provincial regulatory authority.

Signed R. J. Fletcher	Date 21st May 2012
R. J. Fletcher M.Sc., B.Sc. FAusIMM, MIMMM, C.Geol, C.Eng.	at Conwy, UK.

J11 - 115	1	BEHRE DOLBEAR